CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

1th August 2004

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to Cathay Pacific Airways Limited's ("the Company") obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we are pleased to enclose the following documents of the Company for your record:

(1) Announcement Form;

(2) Press Release;

(3) Text of Advertisements which will appear in the publications.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/df
Encl.

c.c.: Mr. D. Andres Estay (w/encls. (1)-(2) only), Assistant Vice President, The Bank of New York (Fax: 001-1-212-571-3050)

To : Listing of The Stock Exchange of Hong Kong Limited
Information Services of The Stock Exchange of Hong Kong Limited
(Tel: 2840 3423 Fax: 2523 1254)

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ALL FIELDS ARE COMPLETED (YOU MAY FILL IN THE FIELD WITH "N/A" OR "NIL" WHERE IT IS NOT APPLICABLE) & ACCURATE WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE EXCHANGE'S SYSTEM UPON RECEIPT.
3) PLEASE SIGN AT THE BOTTOM RIGHT CORNER ON EVERY PAGES OF THIS FORM AND THE NOTES ATTACHED (IF ANY).
4) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Cathay Pacific Airways Limited — No. of pages: 2
(Name of Company/Representative Company)
Margaret Yu — 2840 8868 — 11th August 2004
(Responsible Official) — (Contact Telephone Number) — Date

Name of listed company: Cathay Pacific Airways Limited — Stock code: 0293

Year end date : 31 /12 / 2004

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period?
☐ Yes ☒ No

To be published in the newspapers
☐ Summarised results announcement ☐ Full results announcement ☒ Early adoption of new disclosure requirements *(Note IV)*

Auditors' Report *(Note V)*
☐ Qualified ☐ Modified ☐ Unqualified ☒ N/A

(FOR INTERIM RESULTS ONLY)
Interim report reviewed by
☒ Audit committee ☐ Auditors ☐ Neither of the above

		(~~Audited~~ / Unaudited*) Current Period from 1/1/2004 to 30/6/2004 ( )	(~~Audited~~ / Unaudited*) Last Corresponding Period from 1/1/2003 to 30/6/2003 ( )
Turnover *(Note I)*	:	18,185 million	12,275 million
Profit/(Loss) from Operations *(Note II)*	:	2,230 million	(760 million)
Finance cost	:	(316 million)	(281 million)
Share of Profit / (Loss) of Associates	:	151 million	8 million
Share of Profit / (Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit / (Loss) after Taxation & MI	:	1,771 million	(1,241 million)
% Change over Last Period	:	N/A %	

* **Please delete as appropriate.**

…/2

EPS / (LPS) - Basic *(in Dollars)* (Note 1)	:	0.528		(0.372)
- Diluted *(in Dollars)*	:	0.525		(0.370)
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil
Profit / (Loss) after ETD Items	:	1,771 million		(1,241 million)
~~1st Quarter~~ / Interim / ~~3rd Quarter / Final~~ * Dividend per Share *(in Dollars)*	:	0.20		0.03
(specify if with other options)	:	Nil		Nil
B / C Dates for ~~1st Quarter~~ / Interim / ~~3rd Quarter / Final~~ * Dividend	:	6/9/2004	to	10/9/2004 bdi.
Payable Date	:	4/10/2004		
B / C Dates for (-) General Meeting	:	N/A	to	N/A bdi.
Other Distribution for Current Period *(Note III)*	:	Nil		
B / C Dates for Other Distribution	:	N/A	to	N/A bdi.

*** Please delete as appropriate.**

For and on behalf of
Cathay Pacific Airways Limited

Signature : [signature]
Printed Name : Margaret Yu
Title : Company Secretary

Any description or an explanatory note *(Notes V & VI)* attached?

☒ Yes (Number of pages attached: 0) (See below.)
☐ No

Note 1:

Basic earnings per share and diluted earnings per share are calculated by dividing Profit after Taxation and Minority Interest of HK$1,771 million (2003 loss: HK$1,241 million) by the daily weighted average number of shares in issue throughout the period of 3,355 million (2003: 3,337 million) shares and 3,376 million (2003: 3,353 million) shares respectively with the latter adjusted for the effects of the share options.

CATHAY PACIFIC

Media Information

11 August, 2004

FOR IMMEDIATE RELEASE

CATHAY PACIFIC ANNOUNCES 2004 INTERIM RESULTS

Results		1H2004	1H2003	Change
Turnover	*HK$ million*	**18,185.0**	12,275.0	**+48.1%**
Attributable profit/(loss)	*HK$ million*	**1,771.0**	(1,241.0)	**+3,012.0**
Earnings/(loss) per share	*HK cents*	**52.8**	(37.2)	**+90.0**
Dividend per share	*HK cents*	**20.0**	3.0	**+566.7%**

Cathay Pacific Airways reported a first-half profit attributable to shareholders of HK$1,771 million in its 2004 Interim Results published today. This was in marked contrast to the HK$1,241 million loss recorded during the SARS-affected first half of 2003.

An improving world economy and a strong recovery in Hong Kong propelled growth in both the airline's passenger and cargo operations. The airline responded by introducing new services and additional frequencies across its network.

Turnover was sharply higher at HK$18,185 million, compared to HK$12,275 million during the same six-month period last year. The number of passengers carried increased 59.3 percent to 6.4 million. Passenger yield improved to HK45.7 cents, up from HK42.8 cents, reflecting both the improved demand for business and leisure travel and currency gains resulting from the weaker US dollar.

Cargo volumes increased 15.8 percent to 469,909 tonnes due to continued growth of re-exports from Southern China and higher volumes carried on trunk routes to Europe, Japan and the United States. Cargo yield remained at HK$1.72.

Higher revenues were partially offset by higher costs arising from the sharp rise in the price of fuel. The average price before hedging was 16.9 percent higher than in the same period last year. Fuel accounted for 21.8 percent of the airline's operating costs during the period.

Cathay Pacific Chairman James Hughes-Hallett said: "Prospects for the traditionally stronger second half of the year appear to be good, although the high fuel price remains a concern, which if sustained, could dampen global economic growth and the demand for air travel. We remain optimistic over our future and will continue to develop our network, strengthen Hong Kong as a global aviation hub and focus on delivering superior value to customers."

FOR FURTHER INFORMATION PLEASE CONTACT:

Carolyn Leung, Corp Comm Mgr, Public Affairs, (852) 2747-5393 or 6053-6066 or 7901 5393

Maria Yu, Corp Comm Mgr, Media Relations, (852) 2747-5363 or 9156 8431or 7901 5368

CATHAY PACIFIC

2004 Interim Results

Consolidated Profit and Loss Account - Unaudited

	Note	Six months ended 30th June 2004 HK$M	2003 HK$M
Passenger services		**12,341**	7,438
Cargo services		**5,251**	4,405
Catering and other services		**593**	432
Turnover	1	**18,185**	12,275
Expenses			
Staff		**(4,255)**	(3,961)
Route		**(3,423)**	(2,484)
Fuel		**(3,435)**	(2,402)
Aircraft maintenance		**(1,652)**	(1,298)
Depreciation and operating leases		**(2,520)**	(2,433)
Commissions		**(272)**	(158)
Others		**(398)**	(299)
Operating expenses		**(15,955)**	(13,035)
Operating profit/(loss)	2	**2,230**	(760)
Finance charges		**(827)**	(971)
Finance income		**511**	690
Net finance charges		**(316)**	(281)
Share of profits of associated companies		**151**	8
Profit/(loss) before tax		**2,065**	(1,033)
Taxation	3	**(250)**	(194)
Profit/(loss) after tax		**1,815**	(1,227)
Minority interests		**(44)**	(14)
Profit/(loss) attributable to shareholders		**1,771**	(1,241)
Dividends			
Interim declared	4	**674**	100
Earnings/(loss) per share		**HK¢**	HK¢
Basic	5	**52.8**	(37.2)
Diluted	5	**52.5**	(37.0)
Dividend per share	4	**20.0**	3.0

Consolidated Balance Sheet - Unaudited

	Note	30th June 2004 HK$M	(Audited) 31st December 2003 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets		**51,755**	51,357
Intangible assets		**376**	405
Investments in associated companies		**1,599**	1,661
Other long-term receivables and investments		**1,188**	1,263
		54,918	54,686
Long-term liabilities		**(29,064)**	(33,022)
Related pledged security deposits		**10,440**	11,604
Net long-term liabilities		**(18,624)**	(21,418)
Retirement benefit obligations		**(147)**	(181)
Deferred taxation		**(7,912)**	(7,762)
		(26,683)	(29,361)
Net non-current assets		**28,235**	25,325
Current assets and liabilities			
Stock		**516**	398
Trade and other receivables	*6*	**4,301**	4,753
Liquid funds		**11,391**	15,200
		16,208	20,351
Current portion of long-term liabilities		**(4,735)**	(6,754)
Related pledged security deposits		**1,736**	1,875
Net current portion of long-term liabilities		**(2,999)**	(4,879)
Trade and other payables	*7*	**(5,365)**	(5,543)
Unearned transportation revenue		**(2,893)**	(2,839)
Taxation		**(1,267)**	(1,259)
		(12,524)	(14,520)
Net current assets		**3,684**	5,831
Total assets less current and non-current liabilities		**31,919**	31,156
Minority interests		**(127)**	(104)
Net assets		**31,792**	31,052
CAPITAL AND RESERVES			
Share capital	*8*	**674**	669
Reserves		**31,118**	30,383
Shareholders' funds		**31,792**	31,052

Notes:

1. Turnover

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

(a) Primary reporting by geographical segment

	Six months ended 30th June	
	2004	2003
	HK$M	HK$M
Turnover by origin of sale :		
North Asia		
- Hong Kong and Mainland China	**6,764**	4,981
- Japan, Korea and Taiwan	**3,159**	2,193
South East Asia and Middle East	**2,136**	1,443
Europe	**2,293**	1,453
South West Pacific and South Africa	**1,523**	827
North America	**2,310**	1,378
	18,185	12,275

Countries included in each region are defined in the 2003 annual report. "Pacific and South Africa" is now split into "North America", which includes U.S.A., Canada and Latin America, and "South West Pacific and South Africa". Geographical analysis of segment results, segment assets and segment liabilities are not disclosed for the reasons set out in the 2003 annual report.

(b) Secondary reporting by business segment

	Six months ended 30th June	
	2004	2003
	HK$M	HK$M
Revenue – external sales		
- Passenger services	**12,341**	7,438
- Cargo services	**5,251**	4,405
	17,592	11,843
Unallocated revenue		
- Catering and other services	**593**	432
	18,185	12,275

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2003 annual report.

2. Operating profit/(loss)

	Six months ended 30th June	
	2004	2003
	HK$M	HK$M
Operating profit/(loss) has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
- Leased	**936**	991
- Owned	**967**	886
Amortisation of intangible assets	**43**	56
Operating lease rentals		
- Land and buildings	**159**	170
- Aircraft and related equipment	**409**	324
- Others	**17**	11
Operating lease income		
- Aircraft and related equipment	**(11)**	(5)
Cost of stock expensed	**566**	430
Exchange differences	**(16)**	(113)
Auditors' remuneration	**3**	3
Income from listed investments	**(3)**	(6)
Income from unlisted investments	**(51)**	(36)

3. Taxation

	Six months ended 30th June	
	2004	2003
	HK$M	HK$M
The Company and its subsidiary companies		
Current tax expenses		
- Hong Kong profits tax	**30**	6
- Overseas tax	**92**	69
- Under provision for prior years	**34**	42
Deferred tax		
- Origination and reversal of temporary differences	**66**	(5)
- Increase in tax rate	**-**	64
Share of associated companies' taxation	**28**	18
	250	194

Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

4. Dividends

On 11th August 2004, the Board of Directors declared an interim dividend of HK¢20 per share (2003: HK¢3 per share) for the period ended 30th June 2004. This interim dividend which totals HK$674 million (2003: HK$100 million) will be paid on 4th October 2004 to shareholders registered at the close of business on 10th September 2004. The share register will be closed from 6th September 2004 to 10th September 2004, both dates inclusive.

5. **Earnings/(loss) per share**

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$1,771 million (2003 loss: HK$1,241 million) by the daily weighted average number of shares in issue throughout the period of 3,355 million (2003: 3,337 million) shares and 3,376 million (2003: 3,353 million) shares respectively with the latter adjusted for the effects of the share options.

	2004 million	2003 million
Weighted average number of ordinary shares used in calculating basic earnings/(loss) per share	**3,355**	3,337
Deemed issue of ordinary shares for no consideration	**21**	16
Weighted average number of ordinary shares used in calculating diluted earnings/(loss) per share	**3,376**	3,353

6. **Trade and other receivables**

	30th June 2004 HK$M	31st December 2003 HK$M
Trade debtors	**2,692**	2,860
Other receivables and prepayments	**1,598**	1,879
Due from associated companies	**9**	10
Due from other related companies	**2**	4
	4,301	4,753

	30th June 2004 HK$M	31st December 2003 HK$M
Analysis of trade debtors by age:		
Current	**2,588**	2,736
One to three months overdue	**41**	64
More than three months overdue	**63**	60
	2,692	2,860

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

7. **Trade and other payables**

	30th June 2004 **HK$M**	31st December 2003 HK$M
Trade creditors	**1,774**	1,947
Other payables	**3,273**	3,228
Due to associated companies	**210**	197
Due to other related companies	**88**	157
Bank overdrafts - unsecured	**20**	14
	5,365	5,543

	30th June 2004 **HK$M**	31st December 2003 HK$M
Analysis of trade creditors by age:		
Current	**1,423**	1,478
One to three months overdue	**301**	367
More than three months overdue	**50**	102
	1,774	1,947

8. **Share capital**

During the period under review, the Group did not purchase, sell or redeem any shares in the Company. At 30th June 2004, 3,368,048,848 shares were in issue (31st December 2003: 3,343,515,048 shares).

The Company adopted a share option scheme (the "Scheme") on 10th March 1999. During the period under review, 24,533,800 shares were issued under the Scheme. Details of the Scheme can be found in note 14 to the accounts in the 2004 interim report.

9. **Corporate governance**

None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The 2004 interim result has been reviewed by the audit committee. Details on Corporate Governance can be found in the 2003 annual report and in the 2004 interim report.

10. **Interim report**

The 2004 interim report will be sent to shareholders on 25th August 2004. It will also be available on the Stock Exchange's website and the Company's website www.cathaypacific.com before the end of August 2004.

Chairman's Letter

The Group made a profit attributable to shareholders of HK$1,771 million during the first six months of 2004. This was in marked contrast to the HK$1,241 million loss recorded in the SARS-affected first half of 2003. Turnover was HK$18,185 million, also sharply higher than the comparative figure of HK$12,275 million. The number of passengers carried was up 59.3% to 6.4 million, whilst the amount of cargo carried at 469,909 tonnes was 15.8% higher than in the same period last year.

Strong passenger demand, particularly on long haul services, led to record first half passenger revenue. Passenger yield was HK45.7 cents compared to HK42.8 cents in the same period in 2003, reflecting both the improved demand for travel and currency gains resulting from the weaker US dollar.

Demand for cargo services out of Hong Kong remained buoyant throughout the first half due to the continued growth in re-exports from Southern China. Cargo volumes increased on trunk routes to Europe, Japan and the United States. Cargo yield remained at HK$1.72.

The benefits accruing from revenue growth were partially offset by a sharp increase in the price of fuel. The average fuel price, before hedging, was 16.9% higher than last year, with fuel now accounting for 21.8% of total operating costs. Fuel surcharges for both cargo and passenger services only partly offset the additional cost.

Within the Asia Pacific region, low cost carriers are entering a highly competitive and increasingly deregulated market place. It remains to be seen what impact such intensified competition will have. For our part, we will continue to provide a range of products and services tailored to meet the needs of our customers, offering both high standards of service and value for money. We will maintain our focus on productivity improvements and cost management measures, and target a further reduction of 10% in our unit cost by 2007.

In June we launched a codeshare service to Moscow with Aeroflot - Russian Airlines. The following month we introduced twice daily services to New York with the addition of a daily non-stop service using the polar route. In addition we now operate daily to Colombo and have increased flight frequencies to Osaka, Riyadh and Taipei. New freighter services will soon be launched to Munich.

Our recently launched passenger service to Beijing has strengthened Hong Kong's ties with Mainland China and we are hopeful that we will soon be able to resume services to Shanghai.

To continue our growth plans we have ordered one new Boeing 747-400 freighter and eight new Boeing and Airbus passenger aircraft for our regional fleet. We are also to take delivery of eight long haul B747-400 passenger aircraft. This will see Cathay Pacific with a fleet of 100 wide-bodied aircraft by 2006.

Prospects for the traditionally stronger second half appear to be good, although the high fuel price remains a concern which, if sustained, could dampen global economic growth and the demand for air travel. Nevertheless, we remain optimistic over our future and will continue to develop our network, strengthen Hong Kong as a global aviation hub and focus on delivering superior value to our customers.

James Hughes-Hallett
Chairman
Hong Kong, 11th August 2004

Financial and Operating Highlights

Group Financial Statistics		2004	2003	Change
Results		**Six months ended 30th June**		
Turnover	*HK$ million*	**18,185**	12,275	**+48.1%**
Profit/(loss) attributable to shareholders	*HK$ million*	**1,771**	(1,241)	**+3,012.0**
Earnings/(loss) per share	*HK cents*	**52.8**	(37.2)	**+90.0**
Dividend per share	*HK cents*	**20.0**	3.0	**+566.7%**
Profit/(loss) margin	*%*	**9.7**	(10.1)	**+19.8%pt**
Balance Sheet		**30th June**	31st December	
Shareholders' funds	*HK$ million*	**31,792**	31,052	**+2.4%**
Net borrowings	*HK$ million*	**10,252**	11,111	**-7.7%**
Shareholders' funds per share	*HK$*	**9.4**	9.3	**+1.1%**
Net debt/equity ratio	*Times*	**0.32**	0.36	**-0.04 times**

Operating Statistics - Cathay Pacific		Six months ended 30th June		Change
Available tonne kilometres ("ATK")	*Million*	**7,493**	6,087	**+23.1%**
Passengers carried	*'000*	**6,404**	4,019	**+59.3%**
Passenger load factor	*%*	**76.1**	64.4	**+11.7%pt**
Passenger yield	*HK cents*	**45.7**	42.8	**+6.8%**
Cargo carried	*'000 tonnes*	**470**	406	**+15.8%**
Cargo and mail load factor	*%*	**68.7**	69.2	**-0.5%pt**
Cargo and mail yield	*HK$*	**1.72**	1.72	**-**
Cost per ATK	*HK$*	**2.07**	2.09	**-1.0%**
Cost per ATK without fuel	*HK$*	**1.62**	1.70	**-4.7%**
Aircraft utilisation	*Hours per day*	**11.7**	11.1	**+5.4%**
On-time performance	*%*	**91.2**	91.7	**-0.5%pt**

Capacity, load factor and yield - Cathay Pacific

	Capacity ASK/ATK (million)*			Load factor (%)			Yield
	2004	2003	**Change**	**2004**	2003	**Change**	**Change**
Passenger services							
North Asia	**6,015**	4,077	**+47.5%**	**61.5**	55.6	**+5.9%pt**	**-0.9%**
South East Asia and Middle East	**7,619**	5,851	**+30.2%**	**72.3**	59.2	**+13.1%pt**	**+0.2%**
Europe	**7,490**	5,481	**+36.7%**	**81.1**	69.6	**+11.5%pt**	**+13.5%**
South West Pacific and South Africa	**5,886**	4,757	**+23.7%**	**72.1**	66.0	**+6.1%pt**	**+17.0%**
North America	**8,240**	6,665	**+23.6%**	**88.7**	69.0	**+19.7%pt**	**+6.4%**
Overall	**35,250**	26,831	**+31.4%**	**76.1**	64.4	**+11.7%pt**	**+6.8%**
Cargo services	**4,140**	3,535	**+17.1%**	**68.7**	69.2	**-0.5%pt**	**-**

* *Capacity is measured in available seat kilometres (ASK) for passenger services and available tonne kilometres (ATK) for cargo services.*

Passenger services

- A very strong first half resulted in new records for both revenue and the number of passengers carried.
- Passenger revenue increased 65.9% year on year as a result of improved demand, together with a 31.4% increase in seat capacity and weak US dollar-related currency gains.
- In the first six months of 2004 6.4 million passengers were carried, an increase of 2.4 million.
- A new record of 45,803 passengers carried in a single day was set on 4th July.
- Overall load factor increased from 64.4% to 76.1%.
- Passenger yield increased to HK¢45.7, an improvement of 6.8%.
- Most long haul routes, in particular London and North America, performed consistently well.
- The Hong Kong market grew with strong front-end demand on long haul services and with more travellers taking flight and hotel packages.
- North Asian routes were relatively weak, with the Japan outbound market only recovering slowly and Taiwan suffering from increased price competition.

Cargo services

- In the first six months of 2004 we carried 469,909 tonnes of freight, an increase of 15.8% on 2003 and a 21.8% increase on 2002, a record tonnage uplift year.
- Revenue increased by 16.5% with strong export growth on trunk routes to Europe, Japan and the United States. Inbound loads from Europe, Japan, New Zealand and North America also increased.
- Demand out of Hong Kong remained strong due to the continued growth in re-exports from Southern China.
- A new one-week cargo uplift record of 21,000 tonnes was set in March.
- Cargo ATKs grew by 17.1%, load factor decreased to 68.7% while cargo yield remained at HK$1.72.
- A new freighter service to Munich will be launched soon.
- Cathay Pacific is to be the launch customer for the B747-400 Special Freighter aircraft conversion. The first aircraft is expected to be delivered in December 2005 with five others to be delivered by 2007. Taikoo (Xiamen) Aircraft Engineering Company Limited will undertake the conversion.

Operating expenses

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2004 HK$M	2003 HK$M	**Change**	**2004 HK$M**	2003 HK$M	**Change**
Staff	**4,255**	3,961	**+7.4%**	**3,871**	3,611	**+7.2%**
Inflight service and passenger expenses	**749**	559	**+34.0%**	**749**	559	**+34.0%**
Landing, parking and route expenses	**2,674**	1,925	**+38.9%**	**2,615**	1,885	**+38.7%**
Fuel	**3,435**	2,402	**+43.0%**	**3,385**	2,369	**+42.9%**
Aircraft maintenance	**1,652**	1,298	**+27.3%**	**1,610**	1,263	**+27.5%**
Aircraft depreciation and operating leases	**2,115**	1,975	**+7.1%**	**2,041**	1,954	**+4.5%**
Other depreciation and operating leases	**405**	458	**-11.6%**	**299**	343	**-12.8%**
Commissions	**272**	158	**+72.2%**	**272**	158	**+72.2%**
Exchange gain	**(16)**	(113)	**-85.8%**	**(15)**	(112)	**-86.6%**
Others	**414**	412	**+0.5%**	**386**	418	**-7.7%**
Operating expenses	**15,955**	13,035	**+22.4%**	**15,213**	12,448	**+22.2%**
Net finance charges	**316**	281	**+12.5%**	**310**	275	**+12.7%**
Total operating expenses	**16,271**	13,316	**+22.2%**	**15,523**	12,723	**+22.0%**

- Staff cost increased due mainly to the impact of the weaker US dollar.
- Inflight service and passenger expenses rose by 34.0% due to the increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights and the impact of the weaker US dollar.
- Fuel cost increased as a result of the rise in the fuel price and increased consumption from additional flights.
- Aircraft maintenance increased as a result of the larger operating fleet.
- Cost per ATK decreased by 1.0% while the cost per ATK without fuel decreased by 4.7%.

Financial position

- Additions to fixed assets were HK$2,326 million, comprising HK$2,289 million for aircraft and related equipment and HK$37 million for other equipment.
- Borrowings decreased by 17.8% to HK$21,623 million. These are fully repayable by 2017 and are mainly denominated in US dollars, Japanese yen, Sterling, and Euro with 57% at fixed rates of interest.
- Liquid funds, 82% of which is denominated in US dollars, decreased by 25.1% to HK$11,391 million.
- Net borrowings decreased by 7.7% to HK$10,252 million.
- The Group's shareholders' funds increased by 2.4% to HK$31,792 million whilst the net debt/equity ratio decreased to 0.32 times.
- The Group's policy on financial risk management and the management of currency and interest rate exposures is set out in the 2003 annual report.

Fleet profile

Aircraft type	Number as at 30th June 2004				Firm orders					Expiry of operating leases					Options
		Leased													
	Owned	Finance	Operating	Total	'04	'05	'06'	'07	Total	'04	'05	'06	'07	'08	
Aircraft operated by Cathay Pacific :															
B747-400	13	4	2	19	2	1	5		8				1	1	
B747-200F	4	2		6											
B747-400F	1	4		5		1			1						
B777-200	1	4		5											
B777-300	1	9		10		1	1		2						3[a]
A330-300		23		23		3[b]	1	2	6						
A340-300		11	4	15								4			
A340-600			3	3									2	1	
Total	20	57	9	86	2	6	7	2	17			4	3	2	3
Aircraft operated by AHK :															
B747-200F		1		1											
A300-600F					4	2			6						4[c]
A300F/ B727F[d]			4	4						3	1				
Total		1	4	5	4	2			6	3	1				4

(a) Operating lease options expire in 2007 and are for any B777 model.
(b) Aircraft on six year operating leases.
(c) Purchase options expire in 2004 and 2005.
(d) Aircraft on wet lease.

Human resources

- Hong Kong based jobs for 600 cabin crew and 70 customer service officers were opened at the Youth Expo job fair.
- A new overseas base for cabin crew was created in London.
- Cathay Pacific now employs 14,800 staff in 30 countries and territories, 10,700 of whom are based in Hong Kong. Together with our subsidiaries and associates we employ over 21,000 staff in Hong Kong.
- We review our human resources and remuneration policy regularly in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

Review of subsidiary and associated companies

- AHK Air Hong Kong Limited launched services to Taipei and recorded a satisfactory profit in the first half of 2004.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory interim profit due to increased meal volumes. However the profit margin remained under pressure due to competition and the avian flu outbreak which led to a higher food cost.
- Hong Kong Dragon Airlines Limited recorded an improved interim profit in 2004 in comparison with the previous interim which was significantly affected by the SARS outbreak.
- Hong Kong Aircraft Engineering Company Limited recorded an interim profit of HK$232 million, representing a 22% increase from 2003.

(Notes continued)

6. Trade and other receivables

	30th June 2004 HK$M	31st December 2003 HK$M
Trade debtors		2,860
Other receivables and prepayments		1,879
Due from associated companies		10
Due from other related companies		4
		4,753
Analysis of trade debtors by age:		
Current		2,736
One to three months overdue		64
More than three months overdue		60
		2,860

The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantee or other monetary collateral.

7. *Trade and other payables*

	30th June 2004 HK$M	31st December 2003 HK$M
Trade creditors		1,947
Other payables		3,228
Due to associated companies		197
Due to other related companies		157
Bank overdrafts – unsecured		14
		5,543
Analysis of trade creditors by age:		
Current		1,478
One to three months overdue		367
More than three months overdue		102
		1,947

8. Share capital
During the period under review, the Group did not purchase, sell or redeem any shares in the Company. At 30th June 2004, xx shares were in issue (31st December 2003: 3,343,515,048 shares).
The Company adopted a share option scheme (the "Scheme") on 10th March 1999. During the period under review, xx shares were issued under the Scheme. Details of the Scheme can be found in note 14 to the accounts in the 2004 interim report.

9. Corporate governance
None of the Directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").
The 2004 interim result has been reviewed by the audit committee. Details on Corporate Governance can be found in the 2003 annual report and in the 2004 interim report.

10. Interim report
The 2004 interim report will be sent to shareholders on 25th August 2004. It will also be available on the Stock Exchange's website and the Company's website www.cathaypacific.com before the end of August 2004.

Operating expenses

	Group			Cathay Pacific		
	Six months ended 30th June			Six months ended 30th June		
	2004 HK$M	2003 HK$M	Change	2004 HK$M	2003 HK$M	Change
Staff		3,961	%		3,611	%
Inflight service and passenger expenses		559	%		559	%
Landing, parking and route expenses		1,925	%		1,885	%
Fuel		2,402	%		2,369	%
Aircraft maintenance		1,298	%		1,263	%
Aircraft depreciation and operating leases		1,975	%		1,954	%
Other depreciation and operating leases		458	%		343	%
Commissions		158	%		158	%
Exchange gain		(113)	%		(112)	%
Others		412	%		418	%
Operating expenses		13,035	%		12,448	%
Net finance charges		281	%		275	%
Total operating expenses		13,316	%		12,723	%

- Staff cost increased due mainly to the impact of the weaker US dollar.
- Inflight service and passenger expenses rose by xx% due to the increase in passenger numbers.
- Landing, parking and route expenses increased as a result of additional flights and the impact of the weaker US dollar.
- Fuel cost increased as a result of the rise in the fuel price and increased consumption from additional flights.
- Aircraft maintenance increased as a result of the larger operating fleet.
- Cost per ATK decreased by xx% while the cost per ATK without fuel decreased by xx%.

FLEET PROFILE

Aircraft type	Number as at 30th June 2004	Leased		Total	Firm orders				Total	Expiry of operating leases					Options
	Owned	Finance	Operating		'04	'05	'06	'07		'04	'05	'06	'07	'08	
Aircraft operated by Cathay Pacific															
B747-400	13	4	2	19	2	1	5		8				1	1	
B747-200F	4	2		6											
B747-400F	1	4		5		1			1						
B777-200	1	4		5											
B777-300	1	9		10		1	1		2						3[a]
A330-300		23		23		3[b]	1	2	6						
A340-300		11	4	15								4			
A340-600			3	3									2	1	
Total	20	57	9	86	2	6	7	2	17			4	3	2	3
Aircraft operated by AHK:															
B747-200F		1		1											
A300-600F					4	2			6						4[c]
A300F/ B727[d]			4	4						3	1				
Total		1	4	5	4	2			6	3	1				4

[a] *Operating lease options expire in 2007 and are for any B777 model.*
[b] *Aircraft on six year operating leases.*
[c] *Purchase options expire in 2004 and 2005.*
[d] *Aircraft on wet lease.*

Financial position

- Additions to fixed assets were HK$xx million, comprising HK$xx million for aircraft and related equipment and HK$xx million for other equipment.
- Borrowings decreased by xx% to HK$xx million. These are fully repayable by 2017 and are mainly denominated in US dollars, Japanese yen, Sterling, and Euro with xx% at fixed rates of interest.
- Liquid funds, xx% of which is denominated in US dollars, decreased by xx% to HK$xx million.
- Net borrowings decreased by xx% to HK$xx million.
- The Group's shareholders' funds increased by xx% to HK$xx million whilst the net debt/equity ratio decreased to xx times.
- The Group's policy on financial risk management and the management of currency and interest rate exposures is set out in the 2003 annual report.

Human resources

- Hong Kong based jobs for 600 cabin crew and 70 customer service officers were opened at the Youth Expo job fair.
- A new overseas base for cabin crew was created in London.
- Cathay Pacific now employs 14,800 staff in 30 countries and territories, 10,700 of whom are based in Hong Kong. Together with our subsidiaries and associates we employ over 21,000 staff in Hong Kong.
- We review our human resources and remuneration policy regularly in the light of local legislation, industry practice, market conditions and the performance of both individuals and the Company.

Review of subsidiary and associated companies

- AHK Air Hong Kong Limited launched services to Taipei and recorded a satisfactory profit in the first half of 2004.
- Cathay Pacific Catering Services (H.K.) Limited recorded a satisfactory interim profit due to increased meal volumes. However the profit margin remained under pressure due to competition and the avian flu outbreak which led to a higher food cost.
- Hong Kong Dragon Airlines Limited recorded an improved interim profit in 2004 in comparison with the previous interim which was significantly affected by the SARS outbreak.
- Hong Kong Aircraft Engineering Company Limited recorded an interim profit of HK$xx million, representing a xx% increase from 2003.

Website: http://www.cathaypacific.com

Consolidated Profit And Loss Account – Unaudited

	Note	Six months ended 30th June 2004 HK$M	2003 HK$M
Passenger services			7,438
Cargo services			4,405
Catering and other services			432
Turnover	1		12,275
Expenses			
Staff			(3,961)
Route			(2,484)
Fuel			(2,402)
Aircraft maintenance			(1,298)
Depreciation and operating leases			(2,433)
Commissions			(158)
Others			(299)
Operating expenses			(13,035)
Operating profit/(loss)	2		(760)
Finance charges			(971)
Finance income			690
Net finance charges			(281)
Share of profits of associated companies			8
Profit/(loss) before tax			(1,033)
Taxation	3		(194)
Profit/(loss) after tax			(1,227)
Minority interests			(14)
Profit/(loss) attributable to shareholders			(1,241)
Dividends			
Interim declared	4		100
Earnings/(loss) per share			
Basic	5	¢	(37.2)¢
Diluted	5	¢	(37.0)¢
Dividend per share	4	¢	3.0¢

Consolidated Balance Sheet – Unaudited

	Note	30th June 2004 HK$M	(Audited) 31st December 2003 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets			51,357
Intangible assets			405
Investments in associated companies			1,661
Other long-term receivables and investments			1,263
			54,686
Long-term liabilities			(33,022)
Related pledged security deposits			11,604
Net long-term liabilities			(21,418)
Retirement benefit obligations			(181)
Deferred taxation			(7,762)
			(29,361)
Net non-current assets			25,325
Current assets and liabilities			
Stock			398
Trade and other receivables	6		4,753
Liquid funds			15,200
			20,351
Current portion of long-term liabilities			(6,754)
Related pledged security deposits			1,875
Net current portion of long-term liabilities			(4,879)
Trade and other payables	7		(5,543)
Unearned transportation revenue			(2,839)
Taxation			(1,259)
			(14,520)
Net current assets			5,831
Total assets less current and non-current liabilities			31,156
Minority interests			(104)
Net assets			31,052
CAPITAL AND RESERVES			
Share capital	8		669
Reserves			30,383
Shareholders' funds			31,052

NOTES:

1. Turnover

Turnover comprises revenue from transportation services, airline catering and other services provided to third parties.

(a) Primary reporting by geographical segment

	Six months ended 30th June 2004 HK$M	2003 HK$M
Turnover by origin of sale :		
North Asia		
– Hong Kong and Mainland China		4,981
– Japan, Korea and Taiwan		2,193
South East Asia and Middle East		1,443
Europe		1,453
South West Pacific and South Africa		827
North America		1,378
		12,275

Countries included in each region are defined in the 2003 annual report. "Pacific and South Africa" is now split into "North America", which includes U.S.A., Canada and Latin America, and "South West Pacific and South Africa". Geographical analysis of segment results, segment assets and segment liabilities are not disclosed for the reasons set out in the 2003 annual report.

(b) Secondary reporting by business segment

	Six months ended 30th June 2004 HK$M	2003 HK$M
Revenue – external sales		
– Passenger services		7,438
– Cargo services		4,405
		11,843
Unallocated revenue		
– Catering and other services		432
		12,275

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment is not disclosed for the reasons set out in the 2003 annual report.

2. Operating profit/(loss)

	Six months ended 30th June 2004 HK$M	2003 HK$M
Operating profit/(loss) has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased		991
– Owned		886
Amortisation of intangible assets		56
Operating lease rentals		
– Land and buildings		170
– Aircraft and related equipment		324
– Others		11
Operating lease income		
– Aircraft and related equipment		(5)
Cost of stock expensed		430
Exchange differences		(113)
Auditors' remuneration		3
Income from listed investments		(6)
Income from unlisted investments		(36)

3. Taxation

	Six months ended 30th June 2004 HK$M	2003 HK$M
The Company and its subsidiary companies		
Current tax expenses		
– Hong Kong profits tax		6
– Overseas tax		69
– Under provision for prior years		42
Deferred tax		
– Origination and reversal of temporary differences		(5)
– Increase in tax rate		64
Share of associated companies' taxation		18
		194

Hong Kong profits tax is calculated at 17.5% (2003: 17.5%) on the estimated assessable profits for the period. Overseas tax is calculated at rates of tax applicable in countries in which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

4. Dividends

On 11th August 2004, the Board of Directors declared an interim dividend of HK¢xx per share (2003: HK¢3 per share) for the period ended 30th June 2004. This interim dividend which totals HK$xx million (2003: HK$100 million) will be paid on 4th October 2004 to shareholders registered at the close of business on 10th September 2004. The share register will be closed from 6th September 2004 to 10th September 2004, both dates inclusive.

5. Earnings/(loss) per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to shareholders of HK$xx million (2003 loss: HK$1,241 million) by the daily weighted average number of shares in issue throughout the period of xx million (2003: 3,337 million) shares and xx million (2003: 3,353 million) shares respectively with the latter adjusted for the effects of the share options.

	2004 million	2003 million
Weighted average number of ordinary shares used in calculating basic earnings/(loss) per share		3,337
Deemed issue of ordinary shares for no consideration		16
Weighted average number of ordinary shares used in calculating diluted earnings/(loss) per share		3,353

SWIRE

CATHAY PACIFIC

2004 Interim Results

FINANCIAL AND OPERATING HIGHLIGHTS

GROUP FINANCIAL STATISTICS

		2004	2003	Change
		Six months ended 30th June		
Results				
Turnover	HK$ million		12,275	%
Profit/(loss) attributable to shareholders	HK$ million		(1,241)	%
Earnings/(loss) per share	HK cents		(37.2)	%
Dividend per share	HK cents		3.0	%
Profit/(loss) margin	%		(10.1)	%pt
		30th June	31st December	
Balance Sheet				
Shareholders' funds	HK$ million		31,052	%
Net borrowings	HK$ million		11,111	%
Shareholders' funds per share	HK$		9.3	%
Net debt/equity ratio	Times		0.36	%

OPERATING STATISTICS – Cathay Pacific

		2004	2003	Change
		Six months ended 30th June		
Available tonne kilometres ("ATK")	Million		6,087	%
Passengers carried	'000		4,019	%
Passenger load factor	%		64.4	%pt
Passenger yield	HK cents		42.8	%
Cargo carried	'000 tonnes		406	%
Cargo and mail load factor	%		69.2	%pt
Cargo and mail yield	HK$		1.72	%
Cost per ATK	HK$		2.09	%
Cost per ATK without fuel	HK$		1.70	%
Aircraft utilisation	Hours per day		11.1	%
On-time performance	%		91.7	%pt

CAPACITY, LOAD FACTOR AND YIELD – Cathay Pacific

	Capacity ASK/ATK (million)*			Load Factor (%)			Yield
	2004	2003	Change	2004	2003	Change	Change
Passenger services							
North Asia		4,077	%		55.6	%pt	%
South East Asia and Middle East		5,851	%		59.2	%pt	%
Europe		5,481	%		69.6	%pt	%
South West Pacific and South Africa		4,757	%		66.0	%pt	%
North America		6,665	%		69.0	%pt	%
Overall		26,831	%		64.4	%pt	%
Cargo services		3,535	%		69.2	%pt	%

* *Capacity is measured in available seat kilometres (ASK) for passenger services and available tonne kilometres (ATK) for cargo services.*

Passenger services

- A very strong first half resulted in new records for both revenue and the number of passengers carried.
- Passenger revenue increased xx% year on year as a result of improved demand, together with a xx% increase in seat capacity and weak US dollar-related currency gains.
- In the first six months of 2004 xx million passengers were carried, an increase of xx million.
- A new record of XXX passengers carried in a single day was set on 4th July.
- Overall load factor increased from xx% to xx%.
- Passenger yield increased to HK¢xx, an improvement of xx%.
- Most long haul routes, in particular London and North America, performed consistently well.
- The Hong Kong market grew with strong front-end demand on long haul services and with more travellers taking flight and hotel packages.
- North Asian routes were relatively weak, with the Japan outbound market only recovering slowly and Taiwan suffering from increased price competition.

Cargo services

- In the first six months of 2004 we carried xx tonnes of freight, an increase of xx% on 2003 and a xx% increase on 2002, a record tonnage uplift year.
- Revenue increased by xx% with strong export growth on trunk routes to Europe, Japan and the United States. Inbound loads from Europe, Japan, New Zealand and North America also increased.
- Demand out of Hong Kong remained strong due to the continued growth in re-exports from Southern China.
- A new one-week cargo uplift record of xx tonnes was set in March.
- Cargo ATK grew by xx% while load factor decreased to xx%. Cargo yield remained at HK$xx.
- A new freighter service to Munich will be launched soon.
- Cathay Pacific is to be the launch customer for the B747-400 Special Freighter aircraft conversion. The first aircraft is expected to be delivered in December 2005 with five others to be delivered by 2007. Taikoo (Xiamen) Aircraft Engineering Company Limited ("TAECO") will undertake the conversion.

CHAIRMAN'S LETTER

The Group made a profit attributable to shareholders of HK$xx million during the first six months of 2004. This was in marked contrast to the HK$1,241 million loss recorded in the SARS-affected first half of 2003. Turnover was HK$xx million, also sharply higher than the comparative figure of HK$xx million. The number of passengers carried was up xx% to xx million, whilst the amount of cargo carried at xx tonnes was xx% higher than in the same period last year.

Strong passenger demand, particularly on long haul services, led to record first half passenger revenue. Passenger yield was HKxx cents compared to HK42.8 cents in the same period in 2003, reflecting both the improved demand for travel and currency gains resulting from the weaker US dollar.

Demand for cargo services out of Hong Kong remained buoyant throughout the first half due to the continued growth in re-exports from Southern China. Cargo volumes increased on trunk routes to Europe, Japan and the United States. Cargo yield remained at HK$xx.

The benefits accruing from revenue growth were partially offset by a sharp increase in the price of fuel. The average fuel price, before hedging, was xx% higher than last year, with fuel now accounting for xx% of total operating costs. Fuel surcharges for both cargo and passenger services only partly offset the additional cost.

Within the Asia Pacific region, low cost carriers are entering a highly competitive and increasingly deregulated market place. It remains to be seen what impact such intensified competition will have. For our part, we will continue to provide a range of products and services tailored to meet the needs of our customers, offering both high standards of service and value for money. We will maintain our focus on productivity improvements and cost management measures, and target a further reduction of xx% in our unit cost by 2007.

In June we launched a codeshare service to Moscow with Aeroflot – Russian Airlines. The following month we introduced twice daily services to New York with the addition of a daily non-stop service using the polar route. In addition we now operate daily to Colombo and have increased flight frequencies to Osaka, Riyadh and Taipei. New freighter services will soon be launched to Munich.

Our recently launched passenger service to Beijing has strengthened Hong Kong's ties with Mainland China and we are hopeful that we will soon be able to resume services to Shanghai.

To continue our growth plans we have ordered one new Boeing 747-400 freighter and eight new Boeing and Airbus passenger aircraft for our regional fleet. We are also to take delivery of eight long haul B747-400 passenger aircraft. This will see Cathay Pacific with a fleet of 100 wide-bodied aircraft by 2006.

Prospects for the traditionally stronger second half appear to be good, although the high fuel price remains a concern which, if sustained, could dampen global economic growth and the demand for air travel. Nevertheless, we remain optimistic over our future and will continue to develop our network, strengthen Hong Kong as a global aviation hub and focus on delivering superior value to our customers.

James Hughes-Hallett
Chairman

Hong Kong, 11th August 2004